UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: December 9, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated December 9, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

PRESS RELEASE

AMENDED IMO REGULATIONS POSITIVE FOR TEEKAY;
WILL TAKE NON-CASH CHARGE IN FOURTH QUARTER

Nassau, The Bahamas, December 9, 2003 – The International Maritime Organization (IMO), a body of the United Nations, today announced stricter regulations governing the tanker industry on a worldwide basis. The IMO regulations, scheduled to become effective April 5, 2005, will accelerate the mandatory phase-out of single-hull tankers as well as impose a more rigorous inspection regime for older tankers. The regulations will ban the oldest single-hull tankers, representing approximately 12 percent of the current world tanker fleet, from worldwide trading by the end of 2005. It is expected that a further 25 percent of the existing world tanker fleet will be excluded from the majority of the oil tanker trades by 2010.

Based on information provided by the IMO, 19 of Teekay Shipping Corporation’s (Teekay) total fleet of 149 vessels will be affected by the IMO accelerated phase-out schedule, effectively reducing the economic life of each of these vessels. As a result of these regulations, the Company expects to take a non-cash write-down to the book value of certain vessels totaling approximately $50 to $60 million in the fourth quarter of 2003, representing approximately 1.5 percent of the Company’s total assets. The Company will be reviewing the depreciation policy of its non double-hull vessels to reflect the new regulations.

Bjorn Moller, Teekay’s President and Chief Executive Officer, commented, “We view the amended IMO rules as very positive news for Teekay as one of the world’s largest operators of high-quality modern tonnage. The accelerated phase-out of 12 percent of the world tanker fleet over the next two years coupled with the forecasted increase in global oil demand should offset the current tanker orderbook. As a result, we expect the current tight balance between tanker supply and demand to continue during this period. These regulations should also lead to increasingly difficult trading conditions for single-hull tankers from 2010, if not sooner. It is therefore appropriate to take a write-down due to the likely discrimination against single-hull vessels.”

The table below compares the composition of Teekay’s fleet with the world tanker fleet as of December 1, 2003. Over 83% of Teekay’s fleet is either double-hull or double-bottom/sided which are unaffected by the IMO accelerated phase-out schedule, compared to approximately 68% of the current world tanker fleet.

Vessel Category / Age	Percentage of the Teekay Fleet (1)	Percentage of the World Tanker Fleet (1) (2)

Double-hull	76.2%	58.6%

Double-bottom/sides	7.2%	9.0%

Single-hull (0-15 yrs)	16.1%	16.1%

Single-hull (> 15 yrs)	0.5%	16.3%

(1) Based on total deadweight tons (excluding newbuildings on order) (2) Source: Clarkson Research Studies

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services, transporting more than 10 percent of the world’s sea-borne oil. With offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide. Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

Forward-Looking Statements

This press release contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the impact of the amended International Maritime Organization (“IMO”) regulations on the tanker industry and on the Company’s fleet, operations, performance and financial condition, including, in particular, statements regarding: the anticipated reduction in the economic life of certain Teekay vessels subject to the IMO regulations; the percentage of the world tanker fleet that will be affected by the accelerated phase-out schedule, the discrimination of single-hull tankers, the anticipated write-down of the book value of Teekay’s fleet resulting from the IMO regulations; the effect of the regulations on tanker supply and demand; and the forecasted increase in global oil demand. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the failure of the IMO and/or certain countries to implement the regulations by the intended date or at all; the number of flag and port states that will permit the continued operation of single-hull tankers beyond 2010; changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; environmental and other regulations; and other factors detailed from time to time in the Company’s periodic reports, including its Form 20-F for the year ended December 31, 2002, filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

For Investor Relations enquiries contact:
Scott Gayton
Tel: +1 (604) 844-6654

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-4703

Web site: www.teekay.com